Pipergy Inc.

2096 Skull Creek Road

Four Corners, WY 82715

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Pipergy Inc.

Registration Statement on Form S-1 Filed August 4, 2020

File No. 333-240364

Dear Sir or Madam:

Pursuant to your comment letter dated August 31, 2020, please note the following:

Prospectus Summary

The Company, page 6

1.  Please revise your prospectus summary to briefly disclose the development stage of your business and the status of your current operations to date.

The prospectus summary has been revised to disclose the following:

The Company is in the development stage.  To date, our operations have been minimal and have consisted mainly of creating our infrastructure and obtaining the interim funds to pursue this offering.

Use of Proceeds, page 17

2.  We note your disclosure(s), at pages 7 and 8, of intended use of proceeds to include the acquisition of “the building in Newcastle, WY” (also referred to, at page 17, as the “Newcastle Building Acquisition”).  Please revise to clarify the nature of this anticipated acquisition.  With respect to the described “reserve funds,” please revise to delineate the differences as between each.

The Company has decided not to pursue the acquisition of the Newcastle building.  The disclosure has been revised throughout the document to reflect that decision.

The Use of Proceeds has been revised to delineate the differences between the reserve funds as follows:

     (1) The COGS Reserve provides sufficient backup funds to cover the costs of materials in case the customer is slow in paying accounts receivable.

     (2) The Operating Reserve provides sufficient back up funds to cover up to three months of operating costs in case of a market slowdown.

     (3) The Held In Reserve funds provide sufficient funds to allow flexibility in the areas of market expansion, acquisitions, etc.

Status of Service, page 21

3.  Given your development stage status and limited operations and assets, please revise to substantiate the basis for your expectation that you will start generating revenue by April 2021.  We note your plan of operations disclosure at page 25 that you estimate 10 months to develop your infrastructure.

The disclosure under Status of Service and Plan of Operations has been revised to include the following:

While the development of the Company’s infrastructure is anticipated to take ten months, this process can overlap, to a great degree, with the processes leading to offering our services and generating revenue. We expect management’s expertise and the prior relationships they have developed will accelerate the process of creating and winning bids for sizeable projects.  Management has existing relationships with pipeline companies in 14 western states. We will begin seeking new business in early 1st quarter 2021 by aggressively commencing the bidding and engineering process on the most potentially profitable projects. Work on any awarded projects would likely commence in the 2nd quarter of 2021.

Notes Payable – Related Party, page 31

4.  We note your disclosure that “Mr. Mohnen sold 27,000 restricted common shares of the Company held by him for $25,000 and loaned the proceeds to the Company;” and that “[t]the formal notes [sic] payable carries an annual interest rate of 9% and matures on June 20, 2021.”  Please file the debt instrument relating to this note payable.

The note payable has been filed as an exhibit.

The Company acknowledges that:

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The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to this matter.

Pipergy Inc.

/s/Thomas Mohnen

Thomas Mohnen

Chief Executive Officer

September 4, 2020